UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: December 31, 2020

(Date of earliest event reported)

ELEGANCE BRANDS, INC.

(Exact name of issuer as specified in its charter)

Delaware	82-3305170
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

9100 Wilshire Blvd., Suite 362W

Beverly Hills, California 90212

(Full mailing address of principal executive offices)

(424) 313-7471

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Class A Common Stock, par value $0.0001 per share

This Current Report on Form 1-U is issued in accordance with Rule 257(b)(4) of Regulation A, and is neither an offer to sell any securities, nor a solicitation of an offer to buy, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

ITEM 9. OTHER EVENTS.

The BevMart Agreement

On December 31, 2020, Elegance Brands, Inc., a Delaware corporation (“Elegance” or the “Company”), entered into a management, supply and license agreement (the “BevMart Agreement”) with Australian Boutique Spirits Pty. Ltd., an Australian alcoholic beverage company owned by our CEO and Chairman (“ABS”), concerning the management and licensing of Bevmart.com.au (“BevMart”), an online beverage retailer owned by Elegance. The BevMart Agreement provides that ABS will have the sole and exclusive right to manage the BevMart business and the BevMart website through which BevMart will sell certain ABS and Elegance-branded and/or licensed alcoholic drinks into the Australian market (for the Virginia Black American whiskey and Mod Section champagne online) and worldwide market (for all other Elegance and ABS brands sold by BevMart). In addition, under the terms of the BevMart Agreement, Elegance granted to ABS a non-exclusive and perpetual right and license to use all of the Elegance intellectual property in exchange for Elegance receiving a royalty of 2.5% of the net retail sales price of each of the BevMart Brands that are sold to customers from the BevMart website. In addition, should Elegance experience a fundamental change in tits business, such as a change of control or being rendered insolvent, ABS has a right of first refusal to purchase the Bevmart.com.au website and the BevMart business. The initial term of the BevMart Agreement is for 36 months, subject to automatic renewal for 24 month terms, unless terminated earlier by the parties.

The above description of the BevMart Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the BevMart Agreement which is attached hereto as Exhibit 6.1 and is incorporated herein by reference.

Termination of the ABS Share Purchase Agreement

As previously reported, on April 8, 2020, as subsequently amended, the Company had entered into a share purchase agreement (the “ABS Share Purchase Agreement”) with ABS and Amit Raj Beri, the 100% shareholder of ABS and our chairman and CEO, to acquire ABS. Under the terms of the ABS Share Purchase Agreement, as amended, Elegance had paid a deposit of $1,712,600 (the “Deposit”) against the purchase price of ABS’s shares. On March 10, 2021, the parties entered into an agreement to terminate the ABS Share Purchase Agreement (the “Termination Agreement”). Under the Termination Agreement, the parties agreed that the Deposit would be treated as an advance and prepayment on the Company’s purchase of certain designated alcohol and spirits (the “Covered Products”) manufactured by ABS for the Company pursuant to the terms of a separate manufacturing, supply and license agreement, dated July 31, 2020 (the “ABS Manufacturing Agreement”), between the Company and ABS. As the Company places purchase orders for Covered Products under the ABS Manufacturing Agreement, 25% of the purchase price of such Covered Products would be deducted from the invoice as an earned credit (the “Earned Credit”) until such Deposit has been used in full. As such, the Deposit will be treated as a prepayment and an Earned Credit against the Company’s future purchases from ABS. In the event Elegance does not purchase from ABS and pay for (subject to the 25% Earned Credit) an aggregate of $8,562,200 of invoiced Covered Products by the close of business on December 31, 2021, Mr. Beri agreed to immediately pay to the Company by wire transfer any remaining amount of the Deposit.

The above description of the Termination Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Termination Agreement, which is attached hereto as Exhibit 6.2 and is incorporated herein by reference.

Amendment to the ABS Manufacturing, Supply and License Agreement

On March 10, 2021, as a result of entry into the Termination Agreement, the Company and ABS entered into an amendment to the ABS Manufacturing Agreement (the “Amended ABS Agreement”), which was also consented to by Mr. Beri, as owner of ABS. Under the Amended ABS Agreement, the parties agreed to modify pricing and payment terms to accounted for the Earned Credit discussed above, such that 25% of each purchase order placed by the Company with ABS would be paid for through the Earned Credit, with the remaining 75% of each purchase order to be paid in cash in advance. Further, in the event the Earned Credit had not been used in full through payment of purchase orders by the close of business on December 31, 2021, Mr. Beri would immediately pay to the Company by wire transfer any funds remaining under the Deposit. The initial term of the Amended ABS Agreement is 36 months, subject to automatic renewal for successive 24 month terms, unless earlier terminated in accordance with the terms of the agreement.

The above description of the Amended ABS Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the fully text of the Amended ABS Agreement, which is attached hereto as Exhibit 6.3 and is incorporated herein by reference.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Elegance Brands Inc.
a Delaware corporation

by:	/s/ Amit Raj Beri
Name:	Amit Raj Beri
Its:	Chief Executive Officer
Date:	March 29, 2021

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Exhibits to Form 1-U

Index to Exhibits

Exhibit No.	Description

6.1	Management, Supply and License Agreement, dated as of December 31, 2020, between Elegance Brands, Inc. and Australian Boutique Spirits Pty Ltd.
6.2	Termination Agreement, dated March 10, 2021, and effective as of December 31, 2020, between Elegance Brands, Inc., Australian Boutique Spirits Pty Ltd. and Amit Raj Beri.
6.3	Amendment Agreement, dated March 10, 2021, between Elegance Brands, Inc. and Australian Boutique Spirits Ltd.

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